SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 29, 2019

Commission File Number: 0-17601

BONSO ELECTRONICS INTERNATIONAL INC.
(Exact name of Registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Unit 1404, 14/F, Cheuk Nang Centre,
9 Hillwood Road, Tsimshatsui
Kowloon, Hong Kong
(Address of principal executive offices)

Albert So, Chief Financial Officer and Secretary
Tel: (852) 2605-5822    Fax: (852) 2691-1724
Email: albert@bonso.com
Unit 1404, 14/F, Cheuk Nang Centre,
9 Hillwood Road, Tsimshatsui
Kowloon, Hong Kong
 (Name, Telephone, email and/or fax number and address of Company Contact Person)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ___X__                   Form 40-F ______

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes _____                               No ___X__

TABLE OF CONTENTS
REPORT FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2018 ON FORM 6-K

Page
Consolidated Financial Statements
Unaudited Consolidated Balance Sheets as of September 30, 2018 and Audited Consolidated Balance Sheets as of March 31, 2018	3
Unaudited Consolidated Statements of Operations and Comprehensive Income for the Six-Month Periods Ended September 30, 2018, and September 30, 2017	4
Management’s Discussion and Analysis of Financial Condition and Results of Operations	5
Liquidity and Capital Resources	7
Stock Repurchase Program	7
Signature	8
Exhibits
99.1 Press Release disclosing Results of Operations dated March 29, 2019.

Unaudited Consolidated Balance Sheets
(Expressed in United States Dollars)
	March 31,	September 30,
	2018	2018
	$ in thousands	$ in thousands
	(Audited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	8,751	8,400
Trade receivables, net	794	1,216
Other receivables, deposits and prepayments	745	474
Inventories, net	1,012	681
Income tax recoverable	5	0
Financial instruments at fair value	78	0
Total current assets	11,385	10,771

Investment in life settlement contracts	149	151
Other intangible assets	2,787	2,410
Property, plant and equipment, net	10,434	9,442
Total assets	24,755	22,774

Liabilities and stockholders’ equity

Current liabilities
Notes payable - secured	99	130
Bank loans - secured	0	552
Accounts payable	924	582
Accrued charges and deposits	3,178	3,164
Payable to affiliated party	73	0
Current portion of capital lease obligations	28	28
Loan from affiliated party - current portion	67	0
Total current liabilities	4,369	4,456

Capital lease obligations, net of current portion	32	17
Long-term deposit received	738	738
Long-term loan	2,527	2,248

Total liabilities	7,666	7,459

Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: Mar 31, 2018 - 5,543,639; Sep 30, 2018 - 5,543,639	17	17
outstanding shares: Mar 31, 2018 – 4,795,622; Sep 30, 2018 - 4,712,300
Additional paid-in capital	22,474	22,474
Treasury stock at cost: Mar 31, 2018 - 748,017; Sep 30, 2018 - 831,339	(2,409)	(2,671)
Accumulated deficit	(6,029)	(6,117)
Accumulated other comprehensive income	3,036	1,612

	17,089	15,315

Total liabilities and stockholders’ equity	24,755	22,774

Unaudited Consolidated Statements of Operations and Comprehensive Income
(Expressed in United States Dollars)
	Six months ended September 30, 2017	Six months ended September 30, 2018
	$ in thousands	$ in thousands
	(unaudited)	(unaudited)

Net revenue	7,210	5,631
Cost of revenue	(4,481)	(3,602)

Gross profit	2,729	2,029

Selling, general and administrative expenses	(2,062)	(2,099)
Other income, net	148	16

Income / (loss) from operations	815	(54)
Non-operating (expenses) / income, net	(127)	(34)

Income / (loss) before income taxes	688	(88)
Income tax expense	0	0

Net income / (loss)	688	(88)

Other comprehensive loss, net of tax:
Foreign currency translation adjustments, net of tax	455	(1,424)

Comprehensive income	1,143	(1,512)

Earnings / (loss) per share

Weighted average number of shares outstanding	4,967,713	4,715,384
Diluted weighted average number of shares outstanding	5,300,353	4,715,384

Earnings per common share (in U.S.Dollars)	0.14	(0.02)
Earnings per common share (in U.S.Dollars) - assuming dilution	0.13	(0.02)

Certain amounts in the statement of operations for the six-month period ended September 30, 2017 have been reclassified to conform to the presentation for the six-month period ended September 30, 2018.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview
Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, health care products and pet electronics products.
During the six-month period ended September 30, 2018, our net revenue decreased approximately $1,579,000, or 21.9%, as compared to the six-month period ended September 30, 2017.  The primary reason for the decrease in net revenue was the decreased overall demand for our products during the period.  We recognized net loss of approximately $88,000 for the six-month period ended September 30, 2018, as compared to net income of approximately $688,000 during the six-month period ended September 30, 2017.
On March 29, 2019, the Company issued a press release disclosing its results of operations for the six-month period ended September 30, 2018.  A copy of this press release is attached to this Form 6-K as exhibit 99.1.
Results of Operations
Six-Month Period Ended September 30, 2018 Compared to the Six-Month Period Ended September 30, 2017
Net Revenue.  During the six-month period ended September 30, 2018, our net revenue decreased 21.9%, or approximately $1,579,000, from approximately $7,210,000 for the six-month period ended September 30, 2017 to approximately $5,631,000. The decreased revenue were primarily the result of a decrease in overall demand for our products during the period.
Cost of Revenue.  During the six-month period ended September 30, 2018, cost of revenue decreased to approximately $3,602,000 from approximately $4,481,000 during the six-month period ended September 30, 2017, a decrease of approximately $879,000, or 19.6%.  As a percentage of revenue, the cost of revenue increased from 62.1% to 64.0%.  The increase was primarily the result of increased labor cost.

Gross Margin.  As a result of the factors noted above, gross margin as a percentage of revenue decreased to 36.0% during the six-month period ended September 30, 2018 as compared to 37.9% during the same period in the prior year.
Selling, General and Administrative Expenses.  Selling, general and administrative expenses increased by 1.8%, or approximately $37,000, from approximately $2,062,000 for the six-month period ended September 30, 2017 to approximately $2,099,000 for the six-month period ended September 30, 2018. The increase was primarily the result of increased selling expenses from trade exhibition costs during the six-month period ended September 30, 2018, compared to the same period in the prior year.
Other Income, Net.  Other income, net decreased approximately $132,000, or 89.2%, from approximately $148,000 for the six-month period ended September 30, 2017 to approximately $16,000 for the six-month period ended September 30, 2018. The decrease was a result of decreased gain from investment in marketable securities during the six-month period ended September 30, 2018.
Income / (Loss) From Operations.  As a result of the above changes, loss from operations was approximately $54,000 for the six-month period ended September 30, 2018, compared to an income from operations of approximately $815,000 for the six-month period ended September 30, 2017, a decrease of approximately $869,000.
Non-operating (Expenses) / Income, Net. Non-operating (expenses) / income, net decreased from a net loss of approximately $127,000 for the six-month period ended September 30, 2017 to approximately $34,000 for the six-month period ended September 30, 2018.  The decrease in net loss was primarily the result of increased interest income from approximately $15,000 during the six-month period ended September 30, 2017, to approximately $128,000 during the six-month period ended September 30, 2018.  The increase in interest income was the result of increased amounts on deposit with banks during the six-month period ended September 30, 2018.
Net Income / (Loss).  As a result of the above changes, net income decreased from a net income of approximately $688,000 for the six-month period ended September 30, 2017 to a net loss of approximately $88,000 for the six-month period ended September 30, 2018, a decrease of approximately $776,000.
Foreign Currency Translation Adjustments, Net of Tax.  Foreign currency translation adjustments, net of tax decreased from a gain of approximately $455,000 for the six-month period ended September 30, 2017 to a loss of approximately $1,424,000 for the six-month period ended September 30, 2018, an decrease of approximately $1,879,000.  The loss was primarily attributable to the result of the revaluation of assets denominated in Chinese Yuan due to different CNY/USD exchange rates at the balance sheet dates of March 31, 2018 and September 30, 2018.
Comprehensive Income.  As a result of the factors described above, comprehensive income decreased from an income of approximately $1,143,000 for the six-month period ended September 30, 2017, to a loss of approximately $1,512,000 for the six-month period ended September 30, 2018.

Liquidity and Capital Resources
 We have financed our growth and cash needs to date primarily from internally generated funds and bank debt.  We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity.  Our primary uses of cash have been to fund operations, expansions and upgrades of our manufacturing facilities.
As of September 30, 2018 we had approximately $8,400,000 in cash and cash equivalents as compared to approximately $8,751,000 as of March 31, 2018.  At September 30, 2018 working capital was  approximately $6,315,000, compared to approximately $7,016,000 at March 31, 2018. We believe that the decrease was the result of loss generated from operations, during the six-month period ended September 30, 2018.
We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for the next twelve months.
Stock Repurchase Program
On April 25, 2018, the Board of Directors approved the expenditure of an additional $3,000,000 to repurchase shares of the Company’s common stock, bringing the aggregate amount available for repurchases to $6,000,000.  The following table contains the Company’s purchases of equity securities during the six-month period ended September 30, 2018.

Issuer Purchases of Equity Securities
Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1, 2018 to April 30, 2018	77,931	$3.14	77,931	$3,254,202
May 1, 2018 to May 31, 2018	2,800	$3.10	2,800	$3,245,522
June 1, 2018 to June 30, 2018	2,591	$3.38	2,591	$3,236,776
July 1, 2018 to July 31, 2018	0	0	0	$3,236,776
August 1, 2018 to August 31, 2018	0	0	0	$3,236,776
September 1, 2018 to September 30, 2018	0	0	0	$3,236,776
TOTAL	83,322	$3.15	83,322

During the six-month period ended September 30, 2018, the Company has purchased 83,322 shares of its common stock under the share repurchase program.  As of September 30, 2018, the Company (through its subsidiary) had repurchased an aggregate of 831,339 shares of its common stock. The Company may from time to time repurchase additional shares of its Common Stock under this program.

Exhibits

99.1 Press Release disclosing Results of Operations dated March 29, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
BONSO ELECTRONICS INTERNATIONAL, INC. (Registrant)

Date: March 29, 2019	By:	/s/ Albert So
Chief Financial Officer and Secretary